SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Imara Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

45249V107

(CUSIP Number)

Marcus Karia, Group Finance Director

Arix Bioscience PLC

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45249V107

(1)	NAMES OF REPORTING PERSONS Arix Bioscience Plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 1,554,558 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 1,554,558 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,558 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
(14)	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage is calculated based on 16,575,465 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding of Imara Inc. (the “Issuer” or the “Company”), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2020 (the “Prospectus”).

SCHEDULE 13D CUSIP No. 45249V107

(1)	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 1,554,558 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 1,554,558 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,558 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage is calculated based on 16,575,465 shares of Common Stock outstanding of the Issuer as set forth in the Issuer’s final Prospectus.

SCHEDULE 13D CUSIP No. 45249V107

(1)	NAMES OF REPORTING PERSONS Mark Chin (1)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 1,554,558 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 1,554,558 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,558 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The Reporting Person is an investment director of Arix Plc and shares voting and dispositive power over the shares held by Arix. Arix Ltd., the direct beneficial owner of 1,554,558 shares of the Issuer, is a wholly owned subsidiary of Arix Plc. Arix Plc may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)	This percentage is calculated based on 16,575,465 shares of Common Stock outstanding of the Issuer as set forth in the Issuer’s final Prospectus.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Imara Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 116 Huntington Avenue, 6th Floor, Boston, Massachusetts 02116.

Item 2. Identity and Background

(a)	Name of Persons Filing:

This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

Arix Bioscience Plc (“Arix Plc”)

Arix Bioscience Holdings Limited (“Arix Ltd.”)

Mark Chin

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	Business Address:

The principal place of business of each of the Reporting Persons is 20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

(c)

The principal business of each of Arix Plc and Arix Ltd. is the global healthcare and life science business. Mr. Chin is an Investment Director for Arix Plc. Mr. Chin also serves as a director of the Issuer.

(d)	None.

(e)	None.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales. Mr. Chin is a citizen of the United States.

Item 3.	Source and Amount of Funds or other Consideration

On March 11, 2020, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (File No. 333-236465) in connection with its initial public offering of 4,700,000 shares of Common Stock (the “IPO”) was declared effective. The closing of the IPO took place on March 16, 2020 (the “Closing”), and in connection with such closing, Arix Ltd. purchased an aggregate of 187,500 shares of the Issuer’s Common Stock at the offering price of $16.00 per share, for an aggregate purchase price of $3,000,000. Prior to the Closing, Arix Ltd. held 8,611,110 shares of Series B Preferred Stock (the “Preferred Stock”) purchased in a series of private transactions for an aggregate purchase price of $14,999,693. Upon the Closing, the Preferred Stock converted into 1,367,058 shares of Common Stock on a 6.299-for-1 basis. Arix Ltd. now holds a total of 1,554,558 shares of Common Stock (the “Shares”).

The securities of the Issuer reported herein were purchased by Arix Ltd. with the working capital of Arix Ltd. both in transactions in the IPO and as a result of the conversion of securities formerly acquired in private transactions directly with the Issuer and Arix Ltd. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

The Shares are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4.	Purpose of Transaction

The disclosure in Item 3 is incorporated herein by reference.

The Reporting Persons purchased the Common Stock for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further acquire, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 3 and 4 is incorporated herein by reference. All percentages of ownership of the Reporting Persons is calculated based on 16,575,465 shares of Common Stock outstanding as of the completion of the Issuer’s IPO, as set forth in the Issuer’s final prospectus filed with the SEC on March 12, 2020.

(b)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Mr. Chin, by virtue of his relationship to Arix Plc. (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the securities which Arix Ltd. directly beneficially owns. Mr. Chin disclaims beneficial ownership of such securities for all other purposes.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Shares of the Issuer during the past 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board Representation

Mark Chin, an investment director of Arix PLC, is a member of the board of directors of the Issuer. Mr. Chin may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer. From time to time, Mr. Chin may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with Arix PLC, Mr. Chin is obligated to transfer the net economic benefit of any securities issued under any such stock options or other awards to Arix PLC.

Investors’ Rights Agreement

On March 15, 2019, Arix Ltd. and certain other stockholders of the Issuer entered into an amended and restated investors’ rights with the Issuer (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed to the following:

•

Registration Rights: Following the closing of the IPO, the holders of a certain number of shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Investors Rights Agreement.

•

Demand Registration Rights: At any time beginning or six months following the date of the underwriting agreement of the IPO, the holders of at least a majority of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $10 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

•

Piggyback Registration Rights: Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, we will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include our shares in the registration.

•

Form S-3 Registration Rights: Pursuant to the Investors’ Rights Agreement, at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, holders of at least 20% of the registrable securities then outstanding make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public equal or exceeds $1,000,000. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

•

Lock-Up Agreement: The Investors’ Rights Agreement provides that, subject to limited exceptions, Arix Ltd. will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock with respect to which Arix Ltd. has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares. After the Lock-Up Period expires, the Reporting Persons’ shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Lock-Up Agreement

Arix Ltd. entered into a lock-up agreement with the underwriters of the IPO pursuant to which Arix Ltd. has generally agreed not to, subject to certain exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, or make any public announcement of an intention to do any of the foregoing; or enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, without the prior written consent of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and SVB Leerink LLC during the period ending 180 days after March 11, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated March 24, 2020 (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement, dated as of March 15, 2019, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on February 14, 2020).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2020

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name: Title:	Marcus Karia Group Finance Director

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ Marcus Karia
Name: Title:	Marcus Karia Group Finance Director

/s/ Mark Chin
Mark Chin

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Robert William Henry Lyne	Director	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Jonathan Peacock	Director	United Kingdom	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Joseph Anderson	Chief Executive Officer; Director	United Kingdom	CEO, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Naseem Amin	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Mark Breuer	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Trevor Mervyn Jones	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Name	Position	Citizenship	Present Principal Occupation	Business Address
Giles Kerr	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	United Kingdom	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Arthur Pappas	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom